Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 0981)

POTENTIAL NON-EXEMPT CONNECTED TRANSACTIONS POTENTIAL EXERCISE OF PRE-EMPTIVE RIGHTS
BY DATANG AND COUNTRY HILL

Reference is made to the Company’s announcements dated 10 November 2008, 15 July 2010 and 5 May 2011 in relation to the Datang Subscription Agreement, pursuant to which, in case of any issue of new Shares or securities convertible into Shares by the Company, Datang has a pre-emptive right to purchase a pro rata portion of such new securities being issued and the Company is required to notify Datang of such proposed issue.

Reference is also made to the Company’s announcement dated 18 April 2011 in relation to the Country Hill Subscription Agreement, pursuant to which, in case of any issue of new Shares or securities convertible into Shares by the Company, Country Hill has a pre-emptive right to purchase a pro rata portion of such new securities being issued and the Company is required to notify Country Hill of such proposed issue.

POTENTIAL EXERCISE OF PRE-EMPTIVE RIGHTS BY DATANG AND COUNTRY HILL

The Company is currently contemplating (i) a top-up placing arrangement which would involve the issue of new Shares, and/or (ii) the issue of Bonds, and has been informed by each of Datang and Country Hill in a non-legally binding letter of intent that it was committed to exercising its respective pre-emptive right to subscribe for the Shares and/or Bonds, up to the amount it is entitled to under the Datang Subscription Agreement (in the case of Datang) or the Country Hill Subscription Agreement for a total consideration of up to US$25,000,000 (in the case of Country Hill), based on terms and conditions that are substantially the same as the offers to international investors.

SHAREHOLDER LOCK-UP UNDERTAKINGS BY DATANG AND COUNTRY HILL

Each of Datang and Country Hill has given a shareholder lock-up undertaking in relation to the Shares held by it directly (or through nominees) for a period of 90 days to facilitate an orderly marketing, distribution and trading of the new Shares and the Bonds.

POTENTIAL SUBSCRIPTION OF SHARES BY SEHL

The Company has been informed by SEHL in a non-legally binding letter of intent that it intends to subscribe for up to 130,000,000 Shares under the proposed top-up placing arrangement.

IMPLICATIONS OF THE LISTING RULES

This announcement is made pursuant to inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2)(a) of the Listing Rules.

As each of Datang and Country Hill is a substantial shareholder of the Company and is thus a connected person of the Company, any subscription for new Shares or securities of the Company by Datang or Country Hill will constitute a connected transaction of the Company and will be subject to independent shareholders’ approval under the Listing Rules.

INTRODUCTION

Reference is made to the Company’s announcements dated 10 November 2008, 15 July 2010 and 5 May 2011 in relation to the Datang Subscription Agreement, pursuant to which, in case of any issue of new Shares or securities convertible into Shares by the Company, Datang has a pre-emptive right to purchase a pro rata portion of such new securities being issued and the Company is required to notify Datang of such proposed issue.

Reference is also made to the Company’s announcement dated 18 April 2011 in relation to the Country Hill Subscription Agreement, pursuant to which, in case of any issue of new Shares or securities convertible into Shares by the Company, Country Hill has a pre-emptive right to purchase a pro rata portion of such new securities being issued and the Company is required to notify Country Hill of such proposed issue.

POTENTIAL EXERCISE OF PRE-EMPTIVE RIGHTS BY DATANG AND COUNTRY HILL

The Company is currently contemplating (i) a top-up placing arrangement which would involve the issue of new Shares, and/or (ii) the issue of Bonds, and has been informed by each of Datang and Country Hill in a non-legally binding letter of intent that it was committed to exercising its respective pre-emptive right to subscribe for the Shares and/or Bonds, in total amounting up to the amount it is entitled to under the Datang Subscription Agreement (in the case of Datang) or the Country Hill Subscription Agreement for a total consideration of up to US$25,000,000 (in the case of Country Hill), based on terms and conditions that are substantially the same as the offers to international investors. The exercise of the pre-emptive rights by Datang and Country Hill to subscribe for the new Shares and/or Bonds will be on substantially the same terms and conditions of the potential issues to international investors except for the condition relating to the obtaining of the approval of independent shareholders of the Company and the necessary government approvals.

SHAREHOLDER LOCK-UP UNDERTAKINGS BY DATANG AND COUNTRY HILL

Each of Datang and Country Hill has given a shareholder lock-up undertaking in relation to the Shares held by it directly (or through nominees) for a period of 90 days to facilitate an orderly marketing, distribution and trading of the new Shares and the Bonds.

POTENTIAL SUBSCRIPTION OF SHARES BY SEHL

The Company has been informed by SEHL in a non-legally binding letter of intent that it intends to subscribe for up to 130,000,000 Shares under the proposed top-up placing arrangement.

IMPLICATIONS UNDER THE LISTING RULES

This announcement is made pursuant to inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2)(a) of the Listing Rules.

As each of Datang and Country Hill is a substantial shareholder of the Company and is thus a connected person of the Company, any subscription for new Shares or securities of the Company by Datang or Country Hill will constitute a connected transaction of the Company and will be subject to independent shareholders’ approval under the Listing Rules. The Company will make such further announcement as is necessary if any agreement(s) is/are entered into by the Company with Datang or Country Hill regarding the above matters.

UNITED STATES SECURITIES LAW MATTERS

The new Shares and the Bonds have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to US persons (as defined in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the new Shares or Bonds in the United States. This announcement does not constitute an offer of any securities for sale.

DEFINITIONS

‘‘ADS(s)’’ American depositary share(s) of the Company, each of which represents 50 Shares

‘‘Bonds’’ bonds which are convertible into Shares

‘‘Company’’ Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the main board of the Hong Kong Stock Exchange and the ADSs of which are listed on the New York Stock Exchange, Inc.

‘‘connected person(s)’’ has the meaning ascribed to it under the Listing Rules

‘‘Country Hill’’ Country Hill Limited, a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation

‘‘Country Hill Subscription Agreement’’ the share subscription agreement dated 18 April 2011 between the Company and Country Hill

‘‘Datang’’ Datang Holdings (Hongkong) Investment Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws

‘‘Datang Subscription Agreement’’ the share purchase agreement dated 6 November 2008 between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws

‘‘Hong Kong’’ the Hong Kong Special Administrative Region of the PRC

‘‘Hong Kong Stock Exchange’’ The Stock Exchange of Hong Kong Limited

‘‘Listing Rules’’ the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

‘‘PRC’’ the People’s Republic of China (for the purpose of this announcement, not including Hong Kong, the Macau Special Administrative Region of the PRC, and Taiwan)

‘‘Securities Act’’ United States Securities Act of 1933, as amended

‘‘SEHL’’ SIIC Estate (Holdings) Limited, a wholly-owned subsidiary of Shanghai Industrial

‘‘Shanghai Industrial’’ Shanghai Industrial Investment (Holdings) Company Limited, an existing shareholder of the Company holding approximately 4.59% of the issued share capital of the Company

‘‘Shares’’ ordinary shares of par value US$0.0004 each in the capital of the Company

‘‘substantial shareholder(s)’’has the meaning ascribed to it under the Listing Rules

‘‘United States’’ the United States of America

‘‘US$’’ United States dollar, the lawful currency of the United States

‘‘%’’ per cent.

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu

Chief Executive Officer Executive Director

Shanghai, 4 June 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Frank Meng

Lip-Bu Tan